February 9, 2018

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:   Pampa Energía S.A.
Form 20-F for the Fiscal Year Ended December 31, 2016
Response dated January 2, 2018
File No. 1-34429

Dear Ms. Thompson:

On behalf of Pampa Energía S.A. (“Pampa” or “the Company”), we are writing to respond to the comment set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated January 10, 2018, related to Pampa’s January 2, 2018 response to the December 15,2017 Staff comments letter on Form 20‑F filed by Pampa.

For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below those comments.

Note 9: Investments in Associates, page F-100

1. We have reviewed your response to comment 1. You indicate that if the Venezuelan government exercises its right to repurchase your shares in the mixed companies that you would receive consideration and that the consideration to be paid “would be determined pursuant to the procedures set forth in the conversion contracts.” Please explain to us how the consideration is calculated under the conversion contracts, quantify the amounts payable and clarify if such consideration is fixed or variable. Explain why the repurchase consideration would not result in a positive fair value for these mixed investments under IFRS 13.

Response:

The conversion contracts establish that in case of a change of control of a participant in a mixed company due to the acquisition of shares of its ultimate parent company, and such change of control is not approved by the Venezuelan Government within a twelve-month period, CVP shall have the right to require the transfer of such shares at a price equal to the average of the valuations performed by two internationally recognized independent experts, one appointed by each party (or by the Venezuelan Government on behalf of any party, in case there was no appointment).

If one of the valuations performed exceeds the other by more than fifteen percent, both parties would be entitled to request new valuations by two new internationally recognized independent experts as many times as necessary until the parties finally agree on the price of class B shares or the valuations performed differ by less than fifteen percent. However, even in that case, CVP does not have the obligation to accept the result of the valuations and the transfer of the shares.

It should be noted that, as of the date hereof, CVP has not exercised its right to require the transfer of the class B shares pursuant to the conversion contracts, and the Company has not estimated the consideration to be received in case CVP decides to exercise its right, as the consideration to be paid in exchange for the transfer of the shares does not arise from a formula foreseen in the conversion contract, but as the result of the valuations to be performed by two internationally recognized independent experts, one appointed by each party, as previously explained.

In the event that the Venezuelan Government finally decides to reject the change of control, class B shares must be returned to the participant’s previous parent company, which is Petrobras Internacional Braspetro B.V., or Petróleo Brasileiro S.A., without implying any right to receive a consideration according to the share purchase agreement for the acquisition by the Company of the whole capital stock of Petrobras Participaciones SL (“PPSL”).

Even though there is a legal action to be taken before the Venezuelan Supreme Court in order to request approval of the change of control or claim against its denial, which the Company would consider pursuing, based on the opinion of our Venezuelan counsel, we consider that the outcome of such action is unlikely to be favorable to Pampa.

As mentioned in Pampa’s January 2, 2018 response letter, the Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values accordingly to IFRS 3.

The Company determined that the fair value for its investments in the mixed companies as of the date of acquisition was zero based on the contractual conditions of the mixed companies in force, and the fact that there was no reasonable certainty at PPSL’s acquisition-date (July 27, 2016) that:

a)      the Venezuelan Government would grant the required approval that could result in the transfer of the Company’s assets; or

b)      CVP would pay a consideration for exercising its right to request the shares of the mixed companies after twelve months from the date of change of control without government approval.

As mentioned above, in the event that the Company is forced to transfer the class B shares to its previous controlling shareholder, it will not be entitled to request for a compensation for the assets transfered, since the Company undertook the Venezuelan governmental approval risk.

The Company also considered in assessing the fair value of its stake in the mixed companies:

i)        the monetary and fiscal policies implemented by the Venezuelan government together with the significant drop in international oil prices since 2014 that have eroded the ability of the mixed companies to efficiently operate the producing fields that resulted in increasing losses and reduction of equity in those investments,

ii)      that no market participant would pay any amount to acquire investments that have a high probability of being transferred to CVP without any certainty of receiving any consideration, or to the previous shareholder in case change of control approval is not obtained.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mauricio Penta at (5411) 4344‑6681.

[Signature page follows]

Sincerely,

Ricardo Torres
Chief Financial Officer

cc:        Juan G. Giráldez, Esq.
Cleary Gottlieb Steen & Hamilton LLP